EXHIBIT 12

BIOSCRIP, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
(in thousands)	2012(1)	2011	2010		2009	2008

Earnings (loss)
Pre-tax (loss) income	$(12,779)	$11	$(18,975)		$13,546	$(86,228)
Add: Fixed charges	28,123	29,562	29,323		2,758	3,878
Add: Amortization of capitalized interest	68	59	12		-	-
Less: Interest capitalized	(12)	115	-		-	-
Total earnings (loss)	$15,424	$29,517	$10,360		$16,304	$(82,350)

Fixed charges
Interest expense, net	$25,487	$27,190	$23,573		$1,920	$2,711
Interest capitalized	(12)	115	-		-	-
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,274	1,058	4,062		-	-
Interest costs incurred and estimated within rental expense	1,374	1,200	1,688		838	1,167
Total fixed charges	$28,123	$29,562	$29,323		$2,758	$3,878

Ratio of earnings to fixed charges	0.55x (2)	1.00x	0.35x	(2)	5.91x	- (2)

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings (losses) consist of pre-tax income (loss) from continuing operations before adjustments for income or loss from equity investees, plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, interest portion of rental expense, and amortization and write-off of capitalized expenses relating to indebtedness.

(1)	Subsequent to December 31, 2012, the Company funded the acquisition of HomeChoice Partners, Inc. on February 1, 2013 with a combination of $57.7 million in cash on hand and drawing of $14.6 million from the Company’s Second Amended and Restated Credit Agreement, dated as of March 17, 2011, to which we refer as the Revolving Credit Facility. The applicable drawdown from our Revolving Credit Facility occurred as of February 1, 2013, in the total amount of $20.0 million with an applicable interest rate of 4.50%, and was allocated as follows: (i) $14.6 million to partially fund the HomeChoice Acquisition and (ii) $5.4 million retained in cash for general corporate purposes.

(2)	Earnings before taxes were insufficient to cover fixed charges by $12.7 million, $19.0 million and $86.2 million for the fiscal years ended December 31, 2012, 2010 and 2008, respectively.